                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 2000


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                  COMARCO, Inc.
                           SAVINGS AND RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  COMARCO, Inc.
                                   2 Cromwell
                                Irvine, CA 92618

                                  COMARCO, INC.


                           SAVINGS AND RETIREMENT PLAN


                              FINANCIAL STATEMENTS
                        (Including Supplemental Schedule)

                           December 31, 2000 and 1999



                   (With Independent Auditors' Report Thereon)


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                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


                          INDEX TO FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                                                                    Page
                                                                    ----

Independent Auditors' Report                                          4

Statements of Net Assets Available for Plan Benefits
  as of December 31, 2000 and 1999                                    5

Statements of Changes in Net Assets Available for Plan
  Benefits for the Years Ended December 31, 2000, 1999 and 1998       6

Notes to Financial Statements                                         7


SUPPLEMENTAL SCHEDULE

Schedule 1 - Schedule of Assets Held for Investment Purposes         11
             As of December 31, 2000


     The additional schedules required under the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor are not presented because they are not applicable or are not a required disclosure.


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                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
COMARCO, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the COMARCO, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan's financial statements as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                       KPMG LLP

McLean, Virginia
May 18, 2001


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                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 2000 and 1999

                                                           2000               1999
                                                        -----------        -----------

ASSETS

Investments, at fair or contract value (Note 3)         $19,485,000        $26,871,000

Employer's contribution receivable                      $    16,000                 --

Participants' contributions receivable                  $    23,000                 --
                                                        -----------        -----------

Net assets available for plan benefits                  $19,524,000        $26,871,000
                                                        ===========        ===========


See accompanying notes to the financial statements.


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

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                  Years Ended December 31, 2000, 1999 and 1998


                                                  2000               1999               1998
                                               -----------        -----------        -----------

Net assets available for plan benefits,
  beginning of year                            $26,871,000        $21,407,000        $18,265,000
                                               -----------        -----------        -----------

Additions:
  Contributions:
    Employer                                       754,000            890,000            828,000
    Employee                                     1,562,000          1,912,000          1,841,000
  Rollovers                                         42,000            129,000            246,000
  Interest and dividends                            20,000             34,000            218,000
  Realized and unrealized appreciation
      of investments                               546,000          4,339,000          2,356,000
                                               -----------        -----------        -----------

      Total additions                            2,924,000          7,304,000          5,489,000
                                               -----------        -----------        -----------

Deductions:
  Plan distributions                             7,742,000          1,516,000          2,241,000
  Realized and unrealized depreciation
     of investments                              2,422,000            223,000             20,000
  Administrative expenses (Note 4)                 107,000            101,000             86,000
                                               -----------        -----------        -----------

  Total deductions                              10,271,000          1,840,000          2,347,000
                                               -----------        -----------        -----------

Net assets available for plan benefits,
      end of year                              $19,524,000        $26,871,000        $21,407,000
                                               ===========        ===========        ===========


See accompanying notes to the financial statements.


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                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

1.   Description of the Plan

The following description of the COMARCO, Inc. Savings and Retirement Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General. The Plan is a defined contribution plan covering substantially all full-time employees of COMARCO, Inc. and subsidiaries ("the Company" or "the Plan Sponsor") who have at least three months of service and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed in one of three separate business areas; COMARCO, Inc., COMARCO Wireless Technologies ("Wireless"), or COMARCO, Inc. Petersburg ("Petersburg").

     Contributions. Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of COMARCO, Inc. and Wireless, subject to certain limitations. The Company contributes 100% of the first 3% of earnings that a participant contributes to the Plan for participants of COMARCO, Inc. The Company match at Wireless is 100% of the first 5% of earnings that a participant contributes to the Plan. Employee contributions to the Plan may range from 1% to 25% of eligible earnings for participants of Petersburg, subject to certain limitations, with no Company match. All forfeitures of terminated participants' non-vested accounts are used to offset Plan expenses. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the three-year period ended December 31, 2000.

     Participant Accounts. Each participant's account is credited with the participant's contribution and the Company's matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. At December 31, 2000 and 1999, 530 and 904 participants, respectively, had assets in the Plan.

     Loans. Effective January 1, 1995, the Plan permits participants to obtain loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 9% to 10%. All loans are secured by the participant's account balance.

     Vesting. Participants are vested at all times in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period for participants in COMARCO, Inc. and Company contributions plus actual earnings thereon generally vest over a 7-year graded vesting schedule for participants of Wireless as follows:



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

1.   Description of the Plan (Continued)

                Year 1        0%
                Year 2        0%
                Year 3       30%
                Year 4       40%
                Year 5       60%
                Year 6       80%
                Year 7      100%

     Exceptions to the vesting schedules for COMARCO, Inc. and Wireless are the Company contributions that are invested in the Company's Stock-100 Fund, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants). In the event that the Company makes discretionary contributions to participants of Petersburg, those contributions vest ratably over 4 years. Forfeited non-vested accounts for the years ended December 31, 2000, 1999, and 1998 were approximately $58,000, $33,000, and $36,000, respectively. Forfeited non-vested accounts are used to reduce plan expenses.

     During 2000, the Company divested of all its divisions that constituted the participants of COMARCO, Inc. and Petersburg such that the only participants that remained at December 31, 2000 were participants of Wireless. All participants who were employed in these divisions at the date of the divestiture were immediately 100% vested in all Company contributions and the actual earnings thereon.

     Payment of Benefits. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or monthly annuity payments. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

     Investment Options. Participant contributions to the Plan are made to one of the nine investment options (Stable Value, Long Term Bond, Small Cap Growth, Large Cap Growth, Large Cap Value, International, Emerging Markets, S&P 500 Index or Company Common Stock) as designated by the participant. All investment options other than COMARCO common shares are provided through the Smith Barney TRAK program, and consist of fund shares.


2.   Significant Accounting Policies

     Basis of Accounting - The Plan prepares its financial statements on the accrual basis of accounting.

     Payment of Benefits - Benefits are recorded when paid.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, using the quoted market price, in the accompanying statements of net assets available for plan benefits except for its investment in investment contracts (CGCM Stable Value Fund), which are valued at their respective contract values. Fair value is determined based on quoted market prices. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis. Participant loans are valued at cost, which approximates fair value.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   Investments

All amounts contributed to the Plan have been deposited with the Funding Agent, Smith Barney Corporate Trust. The following table presents the fair or contract values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                       December 31, 2000                     December 31, 1999
                                                  ----------------------------         -----------------------------
Identity of Party and                                               Carrying                              Carrying
Description of Asset                              Shares              Value            Shares               Value
--------------------                              -------          -----------         -------           -----------

Cash and Cash Equivalents:

    SBS Short Term Investment Fund                                 $     2,000                               $19,000

Mutual Funds:

    CGCM Small Cap Growth Fund                    226,000           *3,297,000         225,000            *5,083,000
    CGCM Large Cap Growth Fund                    253,000           *3,768,000         224,000            *6,038,000
    CGCM Large Cap Value Fund                     285,000           *3,042,000         292,000            *3,428,000
    CGCM International Fund                       126,000           *1,325,000         151,000            *2,234,000
    CGCM Long Term Bond                            69,000              554,000          94,000               694,000
    CGCM Stable Value Fund                        307,000           *3,673,000         401,000            *4,517,000
    CGCM S&P 500                                   77,000              568,000               0                     0
    CGCM Emerging Market Fund                      27,000              156,000          32,000               268,000
                                                                   -----------                           -----------

                 Total Mutual Funds                                 16,383,000                            22,262,000
                                                                   -----------                           -----------

Participant Loans                                                      174,000                               287,000

COMARCO common stock                              217,000           *2,926,000         183,000            *4,303,000
                                                                   -----------                           -----------

              Total Investments                                    $19,485,000                           $26,871,000
                                                                   ===========                           ===========


* Represents 5% or more of Plan Net Assets.

4.   Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company. Total Plan expenses of approximately $107,000, $101,000, and $86,000 in 2000, 1999 and 1998 respectively, were paid by the Plan. Plan expenses accrued as of December 31, 2000 and 1999 were $0.

5.   Investment Contracts

Investment contracts in the Consulting Group Capital Markets (CGCM) Stable Value Fund are considered fully benefit responsive as they provide reasonable access to the Fund by the Plan's participants with a liquidity guarantee. The contracts are included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields were 6.45%, 6.13%, and 6.30% for the years ended December 31, 2000, 1999, and 1998, respectively. The crediting interest rate was 6.30% at December 31, 2000. The crediting interest rate is based upon an agreed upon formula with the issuer.

6.   Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.

7.   Plan Termination

The Company intends to continue the plan indefinitely, but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, a participant's fund share shall become 100% vested and shall become payable in accordance with the "payment of benefits" article of the Plan.

8.   Parties-in-Interest

Certain Plan investments are managed by Smith Barney Corporate Trust Company ("SBS Trust") and Consulting Group Capital Markets ("CGCM"), an investment division of SBS Trust. SBS Trust is the trustee of the Plan and CGCM is a division of the trustee, and therefore, SBS Trust and CGCM qualify as parties-in-interest to the Plan in regard to these transactions.


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                                                                      SCHEDULE 1

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000


         IDENTITY OF ISSUE,        DESCRIPTION OF INVESTMENT INCLUDING
         BORROWER, LESSOR          MATURITY DATE, RATE OF INTEREST,                 CONTRACT OR
         OR SIMILAR PARTY          COLLATERAL, PAR OR MATURITY VALUE                FAIR VALUE
         ------------------        -----------------------------------              -----------
     *   SBS TRUST                 Short Term Investment Fund                       $     2,000

     *   CGCM                      Consulting Group Cap Mkts Fund 68,905 shares         554,000
                                   of Long Term Bond Investments Fund

     *   CGCM                      Consulting Group Cap Mkts Fund 285,345 shares      3,042,000
                                   of Large Cap Value Equity Investments Fund

     *   CGCM                      Consulting Group Cap Mkts Fund 126,171 shares      1,325,000
                                   of  International Equity Investments Fund

     *   CGCM                      Consulting Group Cap Mkts Fund 27,343 shares         156,000
                                   of  Emerging Market Equity Investments Fund

     *   CGCM                      Consulting Group Cap Mkts Fund 252,714 shares      3,768,000
                                   of Large Cap Growth Equity Investments Fund

     *   CGCM                      Consulting Group Cap Mkts Fund 226,127 shares      3,297,000
                                   of Small Cap Growth Equity Investments Fund

     *   CGCM                      Consulting Group Cap Mkts Fund 306,849 shares      3,673,000
                                   of Stable Value Investments Fund

     *   CGCM                      Consulting Group Cap Mkts Fund 76,629 shares         568,000
                                   of S&P 500 Index Investments Fund

     *   COMARCO, Inc.             COMARCO, Inc. common stock                         2,926,000
                                   216,730 shares

     *   Plan Participants         Participant Loans                                    174,000
                                   COMARCO, Inc.
                                   Various dates and rates of 9% to 10%

                                   Total Investments
                                                                                    -----------
                                                                                    $19,485,000
                                                                                    ===========

*  Party-in-interest


See accompanying Independent Auditors' Report.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                       COMARCO, Inc. SAVINGS AND RETIREMENT PLAN


                                       BY: /s/ THOMAS A. FRANZA
                                           -------------------------------------
                                               Thomas A. Franza
                                               President & Chief Executive
                                               Officer
                                               COMARCO, Inc.

DATE: June 25, 2001


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                                 EXHIBIT INDEX


Exhibit
Number                     Description of Exhibits
------                     -----------------------

 23.1             Consent of KPMG LLP Independent Auditors